Mail Stop 3561

January 14, 2009

Willis Hale
Chief Executive Officer
Peer Review Mediation and Arbitration, Inc.
1450 S. Dixie Highway, Suite 230
Boca Raton, Florida 33432

>   **Re: Peer Review Mediation and Arbitration, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 7, 2009**
>   **File No. 333-154898**

Dear Mr. Hale:

　　　　We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Prospectus Cover Page</u>

1. We note your response to comment three in our letter dated November 25, 2008. We further note that you propose to gift the 26,060 purchase options to the subscribers of your June 2008 private placement but that you have not yet done so. It is not clear under what exemption you intend to rely for purposes of this issuance; if you intend to rely on Section 4(2) under the Securities Act of 1933, then the issuance must have been completed prior to the time you filed a registration statement. Accordingly, please revise to omit the 26,060 purchase options from the resale registration statement as those securities have not yet been issued or provide us with a legal analysis of why you believe that it is appropriate to register these additional underlying shares.

Management's Discussion and Analysis, page 20

Liquidity and Capital Resources, page 22

2. In the penultimate paragraph of this discussion, you state that "[f]or the next twelve months, management anticipates that the minimum cash requirements to fund [y]our proposed goals and [y]our continued operations will be at least another $1 in operating capital…." You make a similar statement on page 29. Please revise as we presume that you mean to refer to a different amount in this statement.

Executive Compensation, page 36

3. Please ensure that you have updated your disclosure, here and elsewhere in your disclosure document as applicable, to reflect information for your recently completed fiscal year ending December 31, 2008. Specifically, please update this section to provide compensation information for the recently completed fiscal year. In this regard, refer to Section 217.11 under "Interpretive Responses Regarding Particular Situations" of our Compliance and Disclosure Interpretations relating to Regulation S-K.

Form 10-K

Exhibit 31.1 and 32.1

4. We note your response to comment 11 in our letter dated November 25, 2008. While we note your indication that you are unable to locate a word processed version of the report, you must re-file the entire Form 10-K along with your certifications. In this regard, we note that the Section 302 certifications filed with your recent 10-Q and amended 10-Q contained minor changes to paragraphs 1, 4 and 4.a. When you file your revised certifications with the Form 10-K please ensure that your certifications appear exactly as set forth in current Item 601(b)(31) of Regulation S-K and please ensure that you make these changes in future certifications.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Andrew I. Telsey, Esq.